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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                (Amendment No. 2)

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              NEW CHINA HOMES, LTD.
                   ------------------------------------------
                              (Name of the Issuer)

                              New China Homes, Ltd.
                   ------------------------------------------
                    Far East Consortium International Limited
                   ------------------------------------------
                           Zhongshan Developments Ltd.
                   ------------------------------------------
                       (Name of Persons Filing Statement)

                         Common Shares, $1.00 par value
             Redeemable Common Share Purchase Warrants, or Warrants
                         (Title of Class of Securities)

                           G6445R-10-3 (Common Shares)
                             G6445R-11-1 (Warrants)
                      (CUSIP Number of Class of Securities)

                               Denny Chi Hing Chan
                         Director, New China Homes, Ltd.
                       16/F, Far East Consortium Building
                               121, Des Voeux Road
     Hong Kong Special Administrative Region, The People's Republic of China
                                 (852) 2850-0600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   COPIES TO:
                                    Simon Luk
                       Heller Ehrman White & McAuliffe LLP
                                 Suite 6308-6309
                                63/F, The Center
                             99 Queen's Road Central
     Hong Kong Special Administrative Region, The People's Republic of China
                                 (852) 2526-6381

This statement is filed in connection with (check the appropriate box):

     a [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b [ ] The filing of a registration statement under the Securities Act of 1933.

     c [ ] A tender offer.

     d [x] None of the above.


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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [x]

                            CALCULATION OF FILING FEE

    Transaction Valuation*                                  Amount of Filing Fee
    US$618,936                                              $56.94**

     *Set forth the amount on which the filing fee is calculated and state how its was determined

     * The "Transaction Value" amount referred to above is the sum of (i) the product of 7,500,000 outstanding Common Shares (excluding 4,791,200 Common Shares owned by Far East Consortium International Limited, a Cayman Islands Company, which shareholder is seeking to acquire the outstanding shares and warrants of New China Homes, Ltd. and who would contribute its shares to Zhongshan Developments Ltd., a new British Virgin Islands company, immediately prior to the proposed redomicile and merger) and US$0.22, the cash price per share to be paid in the proposed redomicile and merger, (ii) the product of 2,300,000 outstanding Warrants and US$0.01, the cash price per Warrant to be paid in the proposed redomicile and merger.

     ** In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.

[x]  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid: $56.94
     Form or Registration No.: Schedule 13E-3
     Filing Party: New China Homes, Ltd.
     Date Filed: February 24, 2003


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                                  INTRODUCTION

     This Amendment No. 2 (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Statement") filed on February 24, 2003, as amended by Amendment No. 1 thereto filed on March 21, 2003 by New China Homes, Ltd., a Cayman Islands company, ("New China"), Far East Consortium International Limited, a Cayman Islands company ("Far East") and Zhongshan Developments Ltd., a British Virgin Islands company ("Zhongshan") in connection with the redomicile of New China from the Cayman Islands to the British Virgin Islands followed soon after by a merger of New China Homes with and into Zhongshan, a new British Virgin Islands company, such that Zhongshan would be the surviving company in the merger. Pursuant to this redomicile and merger, each shareholder (other than Far East) would receive US$0.22 cash, without interest, per each New China common share owned at the time of the redomicile and merger and each Warrant holder would receive US$0.01 cash, without interest, per each New China Warrant owned at the time of the redomicile and merger. As reported in Amendment No. 1 to the Statement, the redomicile and merger proposal was approved by New China's shareholders at a special meeting of New China's shareholders held on March 18, 2003 (the "Special Meeting").

     This Final Amendment is intended to satisfy the reporting requirements of
Section 13(e)-3(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").


ITEM 15. ADDITIONAL INFORMATION

     New China was deregistered from the Cayman Islands and continued to the British Virgin Islands upon filing of articles of continuation with the British Virgin Islands registrar of companies on April 15, 2003 and the filing of deregistration documents with the Cayman Islands registrar of companies on April 15, 2003. The merger of New China with and into Zhongshan, with Zhongshan surviving the merger, is effective as of the close of business on April 23, 2003 (Eastern Standard Time)(such time the "Effective Time") by the filing of the articles of merger containing the plan of merger (the "Articles and Plan of Merger") with the British Virgin Islands registrar of companies pursuant to the laws of the British Virgin Islands.

     Simultaneously with the filing of this Statement, New China has filed a certificate and notice of termination on Form 15 to provide notice of termination of registration of New China's common shares and Warrants. New China has also and submitted a letter to Nasdaq requesting that the New China's common shares and Warrants be delisted as of the Effective Time.

ITEM 16.  EXHIBITS

        (a)(5)   Press Release of New China dated April 23, 2003, filed herewith


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         NEW CHINA HOMES, LTD.


         /s/ Denny Chi Hing Chan
         -------------------------------
         Denny Chi Hing Chan, Director



         FAR EAST CONSORTIUM INTERNATIONAL LIMITED


         /s/ Steven Kwan
         -------------------------------
         Steven Kwan, Managing Director



         ZHONGSHAN DEVELOPMENTS, LTD.



         /s/ Steven Kwan
         -------------------------------
         Steven Kwan, Director


Dated:  April 23, 2003


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